SILVERTON ADVENTURES, INC.

5070 Arville Street #7
Las Vegas, Nevada 89118
Phone: (702) 876-1539

December 16, 2008

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Silverton Adventures, Inc.

 Registration Statement on Form S-1 (Amendment #2)

File No. 333-153626

Ms. Block,

Here follows our responses to your Comment Letter dated November 14, 2008, which responded to our original Form S-1 Registration Statement, Amendment #1 filed on October 29, 2008.. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question. The Registration Statement has been amended and filed accordingly.

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

1.

We note your response to our prior comment 2 and reissue in part. Please revise to remove the marketing language from your discussion of Ms. Frasier-Smith’s experience. For example, revise to remove your reference to her “driving achievement of the highest priority” and that she is a key element to any Company’s strategic and tactical efforts.” The disclosure should focus on the information required in Item 401(e) of Regulation S-K. Please also disclose when Ms. Frasier-Smith starting working in her current position for Wal-Mart.

Answer: We have amended page 23 of our Form S-1 Registration Statement accordingly. We have removed all marketing language from our discussion of Ms. Frasier-Smith’s experience. Additionally, we have included the date in which Ms. Frasier-Smith started her current position with Wal-Mart. Pursuant to Item 401(e) of Regulation S-K, we have attempted to briefly describe Ms. Frasier-Smith’s business experience during the past five years including: (1) her principal occupations and employment during the past five year; (2) the name and principal business of any corporation or other organization in which she was employed; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.

Part II. Item 15 – Recent Sales of Unregistered Securities

2.

We note that on or about May 31, 2006 Ms. Mor was issued stock for expenses she paid on behalf of the Company. Please revise to disclose the dollar amount of the expense she paid, and thus the consideration for the 2,100,000 shares received for such payment. Refer to Item 701(c) of Regulation S-K.

Answer:  We have amended page 39 of our Form S-1 Registration Statement accordingly. We amended Part II, Item 15 to disclose the amount of $2,100 which the expenses paid on behalf of the Company related to incorporation.

3.

We note your response to our prior comment 4 and reissue in part. As to any securities sold otherwise for cash, state the “nature” of the transaction, which should include a brief reference to the nature or type of services rendered as consideration for the shares. In addition to disclosing the per share value of the services received, please also disclose the aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K

Answer: We have amended page 39 of our Form S-1 Registration Statement accordingly.   We have added the nature of the transaction for all transactions where securities were issued for services and added the aggregate offering price.

Pursuant to Item 701(c) of Regulation S-K, the Company is required to: (1) describe the securities sold including date of sale, title, and amount of securities sold; (2) provide the names of principal underwriters, if any; (3) provide the names or identity of the class of persons to whom securities were sold in a non-public offering; (4) for cash sales of securities, the consideration paid, the aggregate offering price, and the underwriting discounts and commissions; (5) for securities that were sold for services, the nature of the transaction and the nature and aggregate amount of consideration received by the Company; and (6) if sold pursuant to an exemption from registration, the section of the Securities Act of rule of the commission under which the exemption was claimed and briefly the facts relied upon to make such exemption available.

Additionally, we have added additional language to Part II, Item 15 on page 39 of the S-1 Registration Statement (Amendment #2) in an effort to better comply with the items listed above under Item 701(c) of Regulation S-K.

Silverton Adventures, Inc.

December 16, 2008

SEC Comment Letter

If you need any additional information, do not hesitate to contact me or our corporate counsel at your discretion.

Sincerely,

/Signed/

Sarit Mor

President

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